
December 7, 2011

Via E-mail
Michael A. Bender
Chief Financial Officer
Spirit Finance Corporation
14631 North Scottsdale Road, Suite 200
Scottsdale, AZ 85254

Re: Spirit Finance Corporation
Registration Statement on Form S-11
Filed November 10, 2011
File No. 333-177904

Dear Mr. Bender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note you indicate that Rosen Consulting Group prepared a study for you. We further note additional data in charts located in your Market Opportunity section, beginning on page 86. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the

registrant upon completion of the staff review process.

3.   We note that you have not determined the pro forma percentage ownership of insiders. So that we can do an informed review of the current draft registration statement, please provide us a range that reflects your current expectations.

4.   When you include your complete list of directors, please revise your disclosure to provide all of the information required by Item 407(a) of Regulation S-K.

5.   In an amended filing, please update your financial statements and financial information in accordance with Article 3-12 of Regulation S-X.

Table of Contents, page i

6.   We note the statement that you cannot assure the accuracy or completeness of the data prepared by Rosen Consulting Group or other sources. This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.

Prospectus Summary, page 1

Overview, page 1

7.   Please revise to clarify the numerator used in the "property-level rent coverage ratio."

Competitive Strengths, page 4

8.   Please tell us how you calculated the amount of cumulative loss totaling $127.8 million and the recovery rate of 70% disclosed in the fourth paragraph.

Business and Growth Strategies, page 5

9.   Please provide expanded disclosure on the standard the company applies when designating a property "operationally essential" and, if available, disclose the percentage of the portfolio that meets this standard.

Risk Factors, page 15

A substantial number…, page 16

10.   We note your disclosure about the deferral of a portion of Shopko's rent and the postponement of Shopko's scheduled rent increases. Please clarify for us and revise your disclosure to explain if all scheduled rent increases during the two-year deferral period were included in the payment amount received in 2010 and if Shopko has resumed paying all current rent increases. Also, tell us how the postponements impacted your revenue recognition.

The vast majority of our properties…, page 17

11.   Please provide us additional information regarding the computation of "shadow ratings," including the type of tenant financial information that you require tenants to provide and that is thus available to support these ratings, the frequency with which such tenant information must be provided, and the key estimates and judgments made by Moody's in making the final determination. We may have further comment.

Current market conditions…, page 29

12.   Please expand the risk factor disclosure to include the amounts of debt maturing in 2012 and 2013.

Distribution Policy, page 44

13.   We note your disclosure regarding increases based on changes in CPI in footnote (1). Please tell us your basis for determining the estimated amount for increases scheduled to occur between November 1, 2011 and June 30, 2012. Tell us what consideration you gave to using the minimum amount in your estimate. Also, provide us with more information on your historical experience including the rates of changes during the last three years.

14.   Please advise us whether you have historically made cash expenditures for tenant improvements in excess of contractual commitments. If so, please expand footnote 13 to cover anticipated tenant improvement expenditures, even if not based on contractual commitments. Please also address any general improvements not including tenant improvements.

Selected Financial Data, page 56

15.   Please update your disclosure in footnote 3 related to the Non-GAAP measure EBITDA from continuing operations, as adjusted, to discuss the adjustments for impairments.

Management's Discussion and Analysis of Financial Condition…, page 57

Overview, page 57

16.   We note that you have accounted for the acquisition of the assets and liabilities of Spirit Finance Capital Management, LLC (an affiliate which served as your manager through June 30, 2011) as a combination of entities under common control. Please tell us how the requirements of common control have been met with respect to both Spirit Finance Capital Management, LLC and Spirit Finance Corporation.

Rental Revenue, page 58

17.   Please expand your disclosure to discuss current trends related to yields available on triple net leases for properties of the type you target.

Description of Certain Debt, page 78

18.   We note you indicate that your Master Trust Facility contains financial ratio covenants and that you were in compliance as of June 30, 2011. Please confirm to us that the company expects it will remain in compliance at the time the offering is consummated and the proceeds are invested as disclosed in the prospectus.

19.   We note you indicate on page 81 that, as of June 30, 2011, an 84 Lumber Triggering Event had occurred and is continuing. Please revise your disclosure to provide the current 84 Lumber EBITDAR ratio.

20.   Please confirm to us that your mortgage debt does not include any cross-default provisions.

Business and Properties, page 92

21.   Please disclose your lease yields on newly acquired properties and renewed leases for the most recent fiscal year and stub period. In addition, please disclose the cost psf of tenant improvements and leasing commissions, if any, on these new and renewed leases. With respect to renewed leases, please discuss the relationship between the new and old rent rate.

22.   We note your occupancy graph on page 94. Please revise your disclosure to include an occupancy rate expressed as a percentage for each of the last five years. Please refer to Item 15(a) of Form S-11.

23.   Please revise your disclosure to provide the average effective annual rental per square foot for each of the last five years prior to the date of filing. Please refer to Item 15(e) of Form S-11.

Financing Strategy, page 104

24.   Given the significant change in your debt levels in the past year, please provide more detailed disclosure on your targeted leverage ratio (or range) for the first fiscal year following the IPO.

Lease Expirations, page 108

25.   Please revise your lease expirations table on page 108 to identify the total area in square feet covered by such leases. Please refer to Item 15(f) of Form S-11.

Management, page 113

Our Directors, Director Nominees and Executive Officers, page 113

26.   We note that Kui Leong Ng signs the registration statement as a director. We further note that you have not identified Kui Leong Ng in this section or provided a related biographical summary. Please revise your disclosure to identify all of your directors and executive officers in this section. Please refer to Item 401 of Regulation S-K.

Biographical Summaries of Directors and Executive Officers, page 113

27.   We note you indicate on page 114 that Michael Bender and Julie Dimond were managers with international public accounting firms. Please revise your disclosure to identify the firms.

28.   We note you indicate on page 115 that Kevin Charlton has served on the boards of directors of over 15 companies. Please revise your disclosure to indicate any directorships held in the past five years, naming such company. Please refer to Item 401(e)(2) of Regulation S-K.

Code of Business Conduct and Ethics, page 118

29.   We note you indicate on page 118 that your board of directors will establish a code of ethics upon completion of this offering. We further note you indicate on page 139 that you have adopted a code of ethics. Please revise to clarify.

Principal Stockholders, page 146

30.   We note your footnotes to the beneficial owner table. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Macquarie Group (US) Holdings No. 1 Pty Limited, Kaupthing and TPG-Axon.

Other Relationships, page 187

31.   Please revise to disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates, or confirm to us that there are none.

Legal Matters, page 189

32.   Please reference the tax opinion.

Consolidated Statements of Operations, page F-12

33.   Please provide earnings per share data as required by Rule 5-03 of Regulation S-X. Additionally, please address earnings per share data within your Pro Forma Statements of Operations.

Note 1 – Summary of Significant Accounting Policies

Company Organization and Operations, page F-15

34.   We note your disclosure that your lease arrangements are substantially triple-net lease arrangements and that the tenants are contractually obligated to pay all property operating expenses such as insurance, real estate taxes, and repair and maintenance costs. Please provide a general explanation as to whether or not there is a process where many of these costs are paid initially by you and then reimbursed by your tenants. Tell us how you account for these costs and your basis in GAAP for your accounting treatment.

Exhibit Index

35.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

36.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Julian T.H. Kleindorfer, Esq.
        Latham & Watkins LLP
        Via E-mail